UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

On March 13, 2014, KB Financial Group Inc. furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2013.

The agenda for the annual general meeting of shareholders to be held on March 28, 2014 and the detailed contents of such agenda are currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2013

2)	Appointment of non-executive directors

3)	Appointment of members of the Audit Committee, who are non-executive directors

4)	Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of

Shareholders for Fiscal Year 2013

Agendum 1. Approval of financial statements and the proposed dividend payment for fiscal year 2013

Please find the following Exhibits attached to this document:

Exhibit Index

99.1         Separate Financial Statements for Fiscal Year 2013

99.2         Consolidated Financial Statements for Fiscal Year 2013

For the proposed dividend payment amount for fiscal year 2013, please refer to Separate Statements of Appropriation of Retained Earnings for the years ended December 31, 2013 and 2012 included in Exhibit 99.1 attached hereto.

Agendum 2. Appointment of non-executive directors

Nominees for Non-Executive Directors(1)

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Jae Ho Cho (New appointment) (01/18/1955)	Professor, Seoul National University

•    Outside Director, SK Telecom Co., Ltd.

•    Director, Kyung Hee Foundation

•    Chair, Capital Markets Division, Committee for Financial Developments of Korea

•    Visiting professor, University of Tokyo

•    Assistant professor, Baruch College, City University of New York

			• Ph.D. in Finance, Wharton School, University of Pennsylvania • M.B.A. in Finance, Wharton School, University of Pennsylvania • B.A. in Business Administration, Seoul National University	Republic of Korea	2 years

Myung Jig Kim (New appointment) (10/19/1959)	Professor, Hanyang University Dean, College of Economics and Finance, Hanyang University

•    Non-Executive Director, Meritz Financial Group, Inc.

•    President, Korean Securities Association

•    Editor, Asia-Pacific Journal of Financial Studies

•    Vice President, Korean Finance Association

•    Assistant and Associate Professor, University of Alabama

			• Ph.D. in Economics, University of Washington • M.A. in Economics, University of Washington • B.A. in Economics, Hanyang University	Republic of Korea	2 years

Sung Hwan Shin (New appointment) (02/17/1963)	Professor, Hongik University

•    Head of Public Fund Evaluation Bureau, Ministry of Strategy and Finance

•    Senior Advisor, Korea Fixed Income Research Institute

•    President, Korean Pension Association

•    Senior Financial Officer, World Bank

•    Research fellow, Korea Institute of Finance

•    Ph.D. in Finance, Sloan School of Management, Massachusetts Institute of Technology

•    M.B.A., Sloan School of Management, Massachusetts Institute of Technology

•    B.A. in Economics, Seoul National University

				Republic of Korea	2 years

Kyung Jae Lee (Re-appointment) (01/30/1939)	-	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearing Institute • Director and Auditor, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Young Jin Kim (Re-appointment) (12/11/1949)	Professor, Seoul National University	• Outside Director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korean Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Kun Ho Hwang (Re-appointment) (01/23/1951)	-	• Visiting Professor, Seoul National University • Chairman & CEO, Korea Financial Investment Association • President & CEO, Meritz Securities Co., Ltd. • Deputy President, Daewoo Securities Co., Ltd.	• M.A. in Economics, Rutgers University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Jong Cheon Lee (Re-appointment) (02/03/1951)	Professor, Soongsil University

•     Chief Director, Korea Institute for Firm Contribution

•     Chairman, Korean Accounting Association

•     Non-Standing Director, Korea Gas Corporation

•     Member of Advisory Committee, Ministry of Finance and Economy

			• Ph.D. in Accounting, University of Illinois • M.B.A., Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Vice President, Management Accounting Association of Korea • Non-Executive Director, United Asset Management Company	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Note: (1) None of the nominees has (i) engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) any relationship with the largest shareholder of KB Financial Group Inc.

Agendum 3. Appointment of members of the Audit Committee, who are non-executive directors

Nominees for members of the Audit Committee who are Non-Executive Directors(1)

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Sung Hwan Shin (New appointment) (02/17/1963)	Professor, Hongik University

•     Head of Public Fund Evaluation Bureau, Ministry of Strategy and Finance

•     Senior Advisor, Korea Fixed Income Research Institute

•     President, Korean Pension Association

•     Senior Financial Officer, World Bank

•     Research fellow, Korea Institute of Finance

•     Ph.D. in Finance, Sloan School of Management, Massachusetts Institute of Technology

•     M.B.A., Sloan School of Management, Massachusetts Institute of Technology

•     B.A. in Economics, Seoul National University

				Republic of Korea	1 year

Kyung Jae Lee (Re-appointment) (01/30/1939)	-	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearing Institute • Director and Auditor, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Young Jin Kim (Re-appointment) (12/11/1949)	Professor, Seoul National University	• Outside Director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korean Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Jong Cheon Lee (Re-appointment) (02/03/1951)	Professor, Soongsil University

•     Chief Director, Korea Institute for Firm Contribution

•     Chairman, Korean Accounting Association

•     Non-Standing Director, Korea Gas Corporation

•     Member of Advisory Committee, Ministry of Finance and Economy

			• Ph.D. in Accounting, University of Illinois • M.B.A., Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Vice President, Management Accounting Association of Korea • Non-Executive Director, United Asset Management Company	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Note: (1) None of the nominees has (i) engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) any relationship with the largest shareholder of KB Financial Group Inc.

Agendum 4. Approval of the aggregate remuneration limit for directors

	For fiscal year 2012	For fiscal year 2013
No. of Directors (No. of Non-Executive Directors)	13(9)*	10(9)

Aggregate Remuneration Limit	Won 5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2013. The board of directors will approve and ratify the payment allocation. Additionally, 250,000 treasury shares (or the equivalent monetary value) will be proposed as the maximum aggregate amount of shares that may be disbursed from September 29, 2012 to September 28, 2015 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.	Won 2.5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2014. The board of directors will approve and ratify the payment allocation. Additionally, 100,000 treasury shares (or the equivalent monetary value) will be proposed as the maximum aggregate amount of shares that may be disbursed from July 13, 2013 to July 12, 2016 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.

*	Includes Vaughn Richtor, who has resigned his post as a non-standing director of KB Financial Group Inc. on February 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: March 13, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2013 and 2012, and January 1, 2012

(In millions of Korean won)	December 31, 2013		December 31, 2012		January 1, 2012
Assets
Cash and due from financial institutions	￦	77,298	￦	96,234	￦	32,031
Loans		10,000		25,000		60,000
Investments in subsidiaries		18,292,443		17,944,848		17,773,322
Property and equipment		642		351		759
Intangible assets		10,133		9,122		10,531
Deferred income tax assets		4,203		3,800		2,445
Other assets		269,823		310,673		631,602

Total assets	￦	18,664,542	￦	18,390,028	￦	18,510,690

Liabilities
Debts		—		—		130,000
Debentures	￦	349,157	￦	—	￦	49,988
Net defined benefit liabilities		1,433		1,384		992
Current income tax liabilities		209,928		257,535		578,729
Other liabilities		55,602		46,767		34,701

Total liabilities		616,120		305,686		794,410

Equity
Share capital		1,931,758		1,931,758		1,931,758
Capital surplus		13,513,809		13,513,809		13,513,809
Accumulated other comprehensive loss		(2,715)		(2,780)		(1,918)
Retained earnings		2,605,570		2,641,555		2,272,631

Total equity		18,048,422		18,084,342		17,716,280

Total liabilities and equity	￦	18,664,542	￦	18,390,028	￦	18,510,690

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2013 and 2012

(In millions of Korean won, except per share amounts)	2013		2012
Interest income	￦	3,859	￦	6,018
Interest expense		(5,227)		(3,025)

Net interest income		(1,368)		2,993

Fee and commission income		—		—
Fee and commission expense		(6,270)		(4,130)

Net fee and commission income		(6,270)		(4,130)

Net other operating income		245,044		687,925

General and administrative expenses		(40,657)		(40,459)

Operating profit before provision for credit losses		196,749		646,329

Provision for credit losses		—		—

Operating profit		196,749		646,329

Net non-operating income(expense)		(1,346)		(312)

Profit before tax		195,403		646,017
Income tax benefit		423		1,080

Profit for the year		195,826		647,097

Remeasurements of net defined benefit liabilities		65		(862)

Items that will not be reclassified to profit or loss		65		(862)

Other comprehensive income(loss) for the year, net of tax		65		(862)

Total comprehensive income for the year	￦	195,891	￦	646,235

Earnings per share
Basic earnings per share	￦	507	￦	1,675
Diluted earnings per share		505		1,670

KB Financial Group Inc.

Statements of Appropriation of Retained Earnings

For the years ended December 31, 2013 and 2012

(Date of appropriation for 2013: March 28, 2014)

(Date of appropriation for 2012: March 22, 2013)

(In millions of Korean won)	2013		2012
Unappropriated retained earnings
Balance at the beginning of year	￦	1,237,531	￦	883,220
Changes in accounting policy		—		1,918
Profit for the year		195,826		647,097
		1,433,357		1,532,235

Transfers such as discretionary reserves
Regulatory reserve for credit losses		280		1,731
		280		1,731
Appropriation of retained earnings
Legal reserve		19,583		64,624
Cash dividends		212,759		296,435
(Dividends per common share:￦500 (10.0%) in 2013) (Dividends per common share:￦600 (12.0%) in 2012)		193,176		231,811

Unappropriated retained earnings to be carried over to subsequent year	￦	1,220,878	￦	1,237,531

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2013 and 2012

					Accumulated
					Other
(In millions of Korean won)	Share		Capital		Comprehensive		Retained		Total
	Capital		Surplus		Loss		Earnings		Equity
Balance at January 1, 2012	￦	1,931,758	￦	13,513,809	￦	—	￦	2,270,713	￦	17,716,280
Changes in accounting policy		—		—		(1,918)		1,918		—

Restated balance		1,931,758		13,513,809		(1,918)		2,272,631		17,716,280

Comprehensive income
Profit for the year		—		—		—		647,097		647,097
Remeasurements of net defined benefit liabilities		—		—		(862)		—		(862)

Total comprehensive income		—		—		(862)		647,097		646,235

Transactions with shareholders
Dividends		—		—		—		(278,173)		(278,173)

Total transactions with shareholders		—		—		—		(278,173)		(278,173)

Balance at December 31, 2012	￦	1,931,758	￦	13,513,809	￦	(2,780)	￦	2,641,555	￦	18,084,342

Balance at January 1, 2013	￦	1,931,758	￦	13,513,809	￦	(2,780)	￦	2,641,555	￦	18,084,342

Comprehensive income
Profit for the year		—		—		—		195,826		195,826
Remeasurements of net defined benefit liabilities		—		—		65		—		65

Total comprehensive income		—		—		65		195,826		195,891

Transactions with shareholders
Dividends		—		—		—		(231,811)		(231,811)

Total transactions with shareholders		—		—		—		(231,811)		(231,811)

Balance at December 31, 2013	￦	1,931,758	￦	13,513,809	￦	(2,715)	￦	2,605,570	￦	18,048,422

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(In millions of Korean won)	2013		2012
Cash flows from operating activities
Profit for the year	￦	195,826	￦	647,097

Adjustment for non-cash items
Depreciation and amortization		816		1,487
Share-based payments		950		3,641
Net interest income		(564)		(765)
Impairment losses on investments in subsidiaries		36,995		—
Net other expense		2,805		3,321

		41,002		7,684

Changes in operating assets and Liabilities
Due from financial institutions		—		12,000
Deferred income tax assets		(403)		(1,355)
Other assets		9		1,056
Other liabilities		(336)		(3,578)

		(730)		8,123

Net cash generated from operating activities		236,098		662,904

Cash flows from investing activities
Acquisition of investments in subsidiaries		(384,590)		(171,526)
Collection of loans		15,000		35,000
Acquisition of property and equipment		(627)		(114)
Acquisition of intangible assets		(2,656)		(313)
Disposal of intangible assets		757		—
Net decrease(increase) in guarantee deposits paid		(182)		8,427
Others		(2)		(2)

Net cash used in investing activities		(372,300)		(128,528)

Cash flows from financing activities
Increase in debts		315,000		170,000
Decrease in debts		(315,000)		(300,000)
Increase in debentures		349,077		—
Decrease in debentures		—		(50,000)
Distribution of dividends		(231,811)		(278,173)

Net cash provided by(used in) financing activities		117,266		(458,173)

Net increase(decrease) in cash and cash equivalents		(18,936)		76,203
Cash and cash equivalents at the beginning of the year		96,231		20,028

Cash and cash equivalents at the end of the year	￦	77,295	￦	96,231

Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2013 and 2012, and January 1, 2012

(in millions of Korean won)	December 31, 2013		December 31, 2012		January 1, 2012
Assets
Cash and due from financial institutions	￦	14,792,654	￦	10,592,605	￦	9,186,557
Financial assets at fair value through profit or loss		9,328,742		9,559,719		9,169,102
Derivative financial assets		1,819,409		2,091,285		2,499,445
Loans		219,001,356		213,644,791		213,027,696
Financial investments		34,849,095		36,467,352		34,992,681
Investments in associates		755,390		934,641		793,602
Property and equipment		3,060,843		3,100,393		3,182,746
Investment property		166,259		52,974		51,552
Intangible assets		443,204		493,131		461,986
Deferred income tax assets		15,422		18,432		18,944
Assets held for sale		37,718		35,412		9,931
Other assets		7,568,063		8,760,319		7,475,865

Total assets	￦	291,838,155	￦	285,751,054	￦	280,870,107

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,115,202	￦	1,851,135	￦	1,388,079
Derivative financial liabilities		1,795,339		2,054,742		2,037,793
Deposits		200,882,064		197,346,205		193,258,556
Debts		14,101,331		15,965,458		16,821,233
Debentures		27,039,534		24,270,212		27,170,879
Provisions		678,073		669,729		789,780
Net defined benefit liabilities		64,473		83,723		127,437
Current income tax liabilities		211,263		264,666		588,825
Deferred income tax liabilities		61,816		154,303		242,308
Other liabilities		20,236,229		18,327,740		15,280,218

Total liabilities		266,185,324		260,987,913		257,705,108

Equity
Share capital		1,931,758		1,931,758		1,931,758
Capital surplus		15,854,605		15,840,300		15,841,824
Accumulated other comprehensive income		336,312		295,142		161,039
Retained earnings		7,530,156		6,501,419		5,048,558

Equity attributable to shareholders of the parent company		25,652,831		24,568,619		22,983,179
Non-controlling interests		—		194,522		181,820

Total equity		25,652,831		24,763,141		23,164,999

Total liabilities and equity	￦	291,838,155	￦	285,751,054	￦	280,870,107

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2013 and 2012

(In millions of Korean won, except per share amounts)	2013		2012
Interest income	￦	12,356,930	￦	14,210,106
Interest expense		(5,834,098)		(7,172,323)

Net interest income		6,522,832		7,037,783

Fee and commission income		2,657,365		2,753,876
Fee and commission expense		(1,178,126)		(1,187,170)

Net fee and commission income		1,479,239		1,566,706

Net gains(losses) on financial assets/liabilities at fair value through profit or loss		756,822		811,964

Net other operating income(expense)		(1,304,765)		(1,531,942)

General and administrative expenses		(3,983,564)		(3,845,610)

Operating profit before provision for credit losses		3,470,564		4,038,901

Provision for credit losses		(1,443,572)		(1,606,703)

Net operating profit		2,026,992		2,432,198

Share of profit(loss) of associates		(199,392)		(15,282)
Net other non-operating income(expense)		(12,309)		(118,272)

Net non-operating profit (loss)		(211,701)		(133,554)

Profit before income tax		1,815,291		2,298,644

Income tax expense		(551,586)		(558,511)

Profit for the year		1,263,705		1,740,133

Remeasurements of net defined benefit liabilities		40,984		(30,272)

Items that will not be reclassified to profit or loss		40,984		(30,272)

Exchange differences on translating foreign operations		(2,298)		(25,690)
Change in value of financial investments		(3,591)		245,757
Shares of other comprehensive income of associates		(9,811)		(44,263)
Cash flow hedges		1,618		(813)

Items that may be reclassified subsequently to profit or loss		(14,082)		174,991

Other comprehensive income for the year, net of tax		26,902		144,719

Total comprehensive income for the year	￦	1,290,607	￦	1,884,852

Profit attributable to:
Shareholders of the parent company	￦	1,260,509	￦	1,731,034
Non-controlling interests		3,196		9,099

	￦	1,263,705	￦	1,740,133

Total comprehensive income for the year attributable to:
Shareholders of the parent company	￦	1,301,679	￦	1,865,137
Non-controlling interests		(11,072)		19,715

	￦	1,290,607	￦	1,884,852

Earnings per share
Basic earnings per share	￦	3,263	￦	4,480
Diluted earnings per share		3,249		4,467

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2013 and 2012

	Equity attributable to shareholders of the parent company
					Accumulated Other Comprehensive Income

(in millions of Korean won)	Share		Capital				Retained		Non-controlling		Total
	Capital		Surplus				Earnings		Interests		Equity
Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	181,820	￦	23,099,795
Changes in accounting policy		—		—		(30,603)		95,807		—		65,204

Restated balance		1,931,758		15,841,824		161,039		5,048,558		181,820		23,164,999

Comprehensive income
Profit for the year		—		—		—		1,731,034		9,099		1,740,133
Remeasurements of net defined benefit liabilities		—		—		(30,253)				(19)		(30,272)
Exchange differences on translating foreign operations		—		—		(25,597)		—		(93)		(25,690)
Change in value of financial investments		—		—		235,029		—		10,728		245,757
Shares of other comprehensive income of associates		—		—		(44,263)		—		—		(44,263)
Cash flow hedges		—		—		(813)		—		—		(813)

Total comprehensive income		—		—		134,103		1,731,034		19,715		1,884,852

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		(278,173)
Changes in interest in subsidiaries		—		(1,524)		—		—		(7,013)		(8,537)

Total transactions with shareholders		—		(1,524)		—		(278,173)		(7,013)		(286,710)

Balance at December 31, 2012	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141

Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141

Comprehensive income
Profit for the year		—		—		—		1,260,509		3,196		1,263,705
Remeasurements of net defined benefit liabilities		—		—		40,984		—		—		40,984
Exchange differences on translating foreign operations		—		—		(2,372)		—		74		(2,298)
Change in value of financial investments		—		—		10,751		—		(14,342)		(3,591)
Shares of other comprehensive income of associates		—		—		(9,811)		—		—		(9,811)
Cash flow hedges		—		—		1,618		—		—		1,618

Total comprehensive income		—		—		41,170		1,260,509		(11,072)		1,290,607

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Changes in interest in subsidiaries		—		14,305		—		39		(183,450)		(169,106)

Total transactions with shareholders		—		14,305		—		(231,772)		(183,450)		(400,917)

Balance at December 31, 2013	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,530,156	￦	—	￦	25,652,831

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(in millions of Korean won)	2013		2012
Cash flows from operating activities
Profit for the year	￦	1,263,705	￦	1,740,133

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss		(110,425)		(247,854)
Net loss(gain) on derivative financial instruments for hedging purposes		48,787		15,165
Adjustment of fair value of derivative financial instruments		699		42
Provision for credit loss		1,443,572		1,606,703
Net loss(gain) on financial investments		(1,191)		148,211
Share of loss(profit) of associates		199,392		15,282
Depreciation and amortization expense		286,858		328,320
Other net losses on property and equipment/intangible assets		39,777		40,881
Share-based payments		17,289		13,871
Policy reserve appropriation		761,877		1,305,730
Post-employment benefits		172,579		172,391
Net interest expense		314,866		229,691
Loss(gains) on foreign currency translation		17,082		(148,877)
Net other expense(income)		(24,981)		2,783

		3,166,181		3,482,339

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		214,181		(3,102,488)
Derivative financial instruments		116,660		193,373
Loans		(7,335,434)		(2,964,229)
Deferred income tax assets		1,349		3,211
Other assets		(5,078,285)		2,201,280
Financial liabilities at fair value through profit or loss		(773,558)		357,825
Deposits		2,584,993		4,495,876
Deferred income tax liabilities		(74,463)		(138,374)
Other liabilities		(430,856)		1,375,612

		(10,775,413)		2,422,086

Net cash generated from (used in) operating activities		(6,345,527)		7,644,558

Cash flows from investing activities
Disposal of financial investments		25,655,149		24,805,560
Acquisition of financial investments		(23,020,912)		(26,141,095)
Decrease in investments in associates		20,554		16,573
Acquisition of investments in associates		(23,340)		(217,081)
Disposal of property and equipment		1,070		16,912
Acquisition of property and equipment		(153,469)		(143,139)
Acquisition of investment property		(114,609)		—
Disposal of intangible assets		5,072		10,176
Acquisition of intangible assets		(68,091)		(81,899)
Business combination, net of cash acquired		322,641		40,575
Others		1,554,752		(838,816)

Net cash provided by (used in) investing activities		4,178,817		(2,532,234)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		10,977		75,761
Net decrease in debts		(1,990,258)		(796,842)
Increase in debentures		10,758,948		10,282,920
Decrease in debentures		(7,924,609)		(12,945,650)
Increase in other payables from trust accounts		414,279		456,449
Dividends paid to shareholders of the parent company		(231,811)		(278,173)
Changes in interest in subsidiaries		(168,293)		(8,048)
Others		837,906		(38,680)

Net cash provided by (used in) financing activities		1,707,139		(3,252,263)

Effect of exchange rate changes on cash and cash equivalents		41,452		(13,560)

Net increase(decrease) in cash and cash equivalents		(418,119)		1,846,501
Cash and cash equivalents at the beginning of the year		6,587,305		4,740,804

Cash and cash equivalents at the end of the year	￦	6,169,186	￦	6,587,305